 =====================================================================
 As filed with the Securities and Exchange Commission on June 30, 1999

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
    --------------------------------------------------------------

                               FORM 11-K

             /X/  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
       OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the year ended December 31, 1998

                                  OR

       / /  TRANSITION REPORT PURSUANAT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934
                           (NO FEE REQUIRED)

        For the transition period from __________ to __________

                      Commission File No: 1-7615

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             KIRBY 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                           Kirby Corporation
                    1775 St. James Place, Suite 200
                       Houston, Texas 77056-3453
 =====================================================================

                           KIRBY 401(k) PLAN

            Financial Statements and Supplemental Schedules

                      December 31, 1998 and 1997

                      (With Independent Auditors'
                            Report Thereon)

                           KIRBY 401(k) PLAN

              Index to Financial Statements and Schedules

                                                             Page

Independent Auditors' Report                                    1

Statement of Net Assets Available for Benefits
     (Modified Cash Basis) December 31, 1998 and 1997           2

Statement of Changes in Net Assets Available for Benefits
     (Modified Cash Basis), for the years ended
     December 31, 1998 and 1997                                 3

Notes to Financial Statements (Modified Cash Basis)          4-14

Supplemental Schedules

1    Item 27a - Schedule of Assets Held for Investment
     Purposes (Modified Cash Basis)                            15

2    Item 27d - Schedule of Reportable Transactions         16-17


Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

                         [KPMG LLP Leterhead]

                     Independent Auditors' Report

Plan Administrator
Kirby 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Kirby 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits (modified cash basis) for the years ended December 31, 1998 and 1997. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998 and 1997 on the basis of accounting described in note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 17, 1999

                           KIRBY 401(k) PLAN

            Statement of Net Assets Available for Benefits
                         (Modified Cash Basis)

                      December 31, 1998 and 1997

                                                1998             1997
                                             -----------      -----------
Investments at fair value:
  Cash                                       $        46      $        --
  Common trust fund                            5,465,444        4,850,393
  Mutual funds                                22,602,341       20,152,154
  Kirby Corporation common stock                 946,473          612,631
  Participant loans                            2,325,064        2,161,754
                                              ----------       ----------

      Total assets                            31,339,368       27,776,932

Liabilities - accrued expenses                        --           14,093
                                              ----------       ----------

      Net assets available for benefits      $31,339,368      $27,762,839
                                              ==========       ==========

See accompanying notes to financial statements.

                           KIRBY 401(k) PLAN

       Statement of Changes in Net Assets Available for Benefits
                         (Modified Cash Basis)

            For the years ended December 31, 1998 and 1997

                                                           1998         1997
                                                       -----------   -----------
Net assets available for benefits, beginning of year   $27,762,839   $21,537,378
                                                        ----------    ----------

Additions to net assets attributed to:
  Contributions from participants                        3,289,061     3,410,831
  Contributions from employers                           1,205,442     1,233,245
  Rollover contributions                                   187,309       274,785
  Interest and dividend income                           1,431,581     1,135,807
  Net unrealized gain in fair value of investments       1,487,760     1,263,035
  Net realized gain from disposition of investments        326,418       399,326
  Other income                                             183,689       924,905
                                                        ----------    ----------

      Total additions                                    8,111,260     8,641,934
                                                        ----------    ----------

Deductions from net assets attributed to:
  Benefits paid to participants                          4,424,355     2,331,780
  Administration fees                                      110,376        84,693
                                                        ----------    ----------

      Total deductions                                   4,534,731     2,416,473
                                                        ----------    ----------

      Net increase                                       3,576,529     6,225,461
                                                        ----------    ----------

Net assets available for benefits, end of year         $31,339,368   $27,762,839
                                                        ==========    ==========

See accompanying notes to financial statements.

                           KIRBY 401(k) PLAN

                     Notes to Financial Statements
                         (Modified Cash Basis)

                      December 31, 1998 and 1997

(1)  Description of the Plan

     (a)  General

          The Kirby 401(k) Plan (the Plan) is a defined contribution 401(k) plan for the benefit of employees of Kirby Marine Transportation Corporation (the Company), Kirby Corporation
          (the Parent), and certain subsidiaries. Each employee is eligible to join the Plan as of the first pay period beginning in any quarter following completion of one year of service. Employees covered by collective bargaining agreements, the terms of which do not provide for participation in the Plan, are not eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Further information relating to the Plan's provisions is available in the Summary Plan Description provided to all eligible employees.

     (b)  Contributions

          The Plan provides for basic employee pretax contributions to the Plan of 3% of covered compensation as defined, and for additional employee pretax contributions to the Plan of up to 14% of covered compensation subject to the provisions of the Internal Revenue Code. The Company contributes matching employer contributions equal to 100% of basic employee pretax contributions. The Company does not match the additional employee pretax contributions.

     (c)  Benefits Payments

          Benefit payments are typically made in a lump-sum distribution to the participant upon termination of employment (or to the beneficiary in the event of death). However, a participant may request a loan for up to 50% of the participant's vested interest up to a maximum of $50,000. Loans are typically repaid over a five-year period and have interest rates ranging from 7% to 10%. Loans outstanding upon termination of a participant are considered deemed distributions if not repaid and are deducted from the participant's account balance prior to distribution. These amounts are taxed to the participant in the year of the participant's termination.

                                4                     (Continued)

                          KIRBY 401(k) PLAN

                     Notes to Financial Statements
                         (Modified Cash Basis)

                      December 31, 1998 and 1997

     (d)  Vesting

          A participant has an immediate and fully vested nonforfeitable interest in the portion of the account relating to both participant and employer contributions and may, upon resignation from or discharge by the employer, withdraw their entire account balance.

     (e)  Plan Amendments

          During 1997, the Plan eliminated the Fidelity Advisor Growth and Income Fund Option. The fund balance in the Fidelity Advisor Growth and Income Fund was transferred to the Janus Balanced Fund.

     (f)  Plan Administration

          The general administration of the Plan is vested in the Vice President of Human Resources of the Company (the Plan Administrator). The Plan Administrator has broad powers regarding the operation and administration of the Plan and
          receives   no  compensation  for  service  to  the  Plan.    All
          administrative expenses, unless paid by the Company at its discretion, are paid by the Plan.

     (g)  Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amounts credited to the accounts of participants shall be distributed to the participants after payment of expenses for distribution and liquidation.

     (h)  Reclassifications

          Certain reclassifications have been made to reflect current presentation of financial information.

                                   5                  (Continued)

                          KIRBY 401(k) PLAN

                     Notes to Financial Statements
                         (Modified Cash Basis)

                      December 31, 1998 and 1997

     (i)  Use of Estimates

          The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates. However, in the opinion of Plan management, such differences would be immaterial.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on the modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles, and is an acceptable method of reporting for the Department of Labor and ERISA. The modified cash basis of accounting utilizes the cash basis of accounting while adjusting debt and equity securities to their corresponding market value for financial reporting purposes.

     (b)  Investment Valuation

          Investments in the common trust fund, mutual funds and Kirby Corporation common stock are stated at fair value based on quoted market prices. Purchases and sales of investments are recorded on a trade date basis. Net realized gains and losses on disposition of investments are reported on the revalued cost method. Revalued cost is the fair value of the assets at the beginning of the plan year or historical cost if the investment was acquired during the year. Any unrealized appreciation or depreciation is recognized currently in the Statement of
          Changes in Net Assets Available for Benefits. Participant loans are stated at cost which approximates their fair value.

(3)  Investments

     Each participant has the right to direct his contributions and the Company's matching contributions between the investment funds offered by the Plan. The investment funds options are described below:

       * Fidelity Advisor Growth Opportunities Fund - Seeks long-term growth by investing through a core investment in growth, value and cyclical stocks.

                                   6                  (Continued)

                          KIRBY 401(k) PLAN

                     Notes to Financial Statements
                         (Modified Cash Basis)

                      December 31, 1998 and 1997

       * Kirby Corporation Common Stock Fund - Invests in Kirby Corporation common stock.

       * Templeton Foreign Fund - Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the U.S.

       * Franklin Balance Sheet Investment Fund - Seeks high total return, of which capital appreciation and income are components. The fund is a non-diversified fund and may invest an unlimited amount of its total assets in the securities of any companies which, in the opinion of the fund's investment manager, represent an opportunity for significant capital appreciation and/or high income. The securities of such companies will include common and preferred stocks, secured and unsecured bonds, and commercial paper or notes.

       * Franklin U.S. Government Securities Fund - Seeks income by investing in U.S. Government securities which include, but are not limited to, U.S. Treasury bonds, notes and bills, Treasury Certificates or Indebtedness and securities issued by instrumentalities of the U.S. government.

       * Chase Bank Money Market Fund - Seeks to provide stability of principal by investing in short-term U.S. Government and Federal Agency securities with an average maturity of less than 90 days.

       * Janus Balanced Fund - Seeks long-term growth of capital balanced by current income. The fund will normally invest 40 - 60% of its assets in securities selected primarily for their growth potential and 40 - 60% of its assets in securities selected primarily for their income potential. The fund invests in common and preferred stock, U.S. Treasury issues, corporate bonds, and foreign investments.

                                   7                       (Continued)

                                   KIRBY 401(k) PLAN

                             Notes to Financial Statements
                                   (Modified Cash Basis)

                               December 31, 1998 and 1997

     The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1998 and 1997 are as follows:

                                                        December 31,
                                                  ------------------------
                                                     1998          1997
                                                  ----------    ----------
Fidelity Advisor Growth Opportunities Fund        $7,979,303    $6,404,345
Janus Balanced Fund                                5,605,554     4,006,555
Chase Bank Money Market Fund                       5,465,444     4,849,906
Franklin Balance Sheet Investment Fund             4,497,545     4,993,506
Franklin U.S. Government Securities Fund           2,714,307     2,442,916
Templeton Foreign Fund                             1,805,632     2,291,226
Loan Fund                                          2,325,064     2,161,754
                                                   =========     =========

                                      8                   (Continued)

                                   KIRBY 401(k) PLAN

                              Notes to Financial Statements
                                    (Modified Cash Basis)

                                December 31, 1998 and 1997

As of December 31, 1998, employees can direct the investment of their contributions and the employer's contributions on their behalf into any or all of the following investment funds: Fidelity Advisor Growth Opportunities Fund, Kirby Corporation - Common Stock Fund, Templeton Foreign Fund, Franklin Balance Sheet Investment Fund, Franklin U.S. Government Securities Fund, Chase Bank Money Market Fund and Janus Balanced Fund, all of which are managed by the trustee. Changes in net assets available for benefits related to the individual funds for the year ended December 31, 1998 are as follows:

                                                  Fidelity        Kirby
                                                   Advisor     Corporation                Franklin
                                                   Growth         Common     Templeton  Balance Sheet
                                                Opportunities     Stock       Foreign    Investment
                                     Cash           Fund           Fund        Fund         Fund
                                 -------------  -------------  -----------   ---------  -------------

Net assets available for
  benefits, beginning of year        $  --        6,404,345      612,631     2,291,226    4,993,506

Contributions from participants       (175)         804,736      133,231       266,894      548,069

Contributions from employers            --          278,245       51,683        98,383      192,986

Rollover contributions                  --           28,533       17,541            --       19,968

Interest and dividend income            --          342,707           --        64,157      262,730

Net unrealized gain (loss)
  in fair value of investments          --        1,062,897      (24,584)     (262,123)    (296,393)

Net realized gain (loss)
  from disposition of investments       --          159,878       17,372       (26,261)      17,705

Other income                            --           32,072           --       152,564           --

Other activity                         (49)         (68,009)      (4,135)        3,895      (74,059)
                                      ----        ---------      -------      --------    ---------

     Total additions                  (224)       2,641,059      191,108       297,509      671,006
                                      ----        ---------      -------     ---------    ---------
Table continued on next page

                                  9                     (Continued)

                                     KIRBY 401(k) PLAN

                              Notes to Financial Statements
                                    (Modified Cash Basis)

                                December 31, 1998 and 1997

                                              Fidelity        Kirby
                                               Advisor     Corporation                 Franklin
                                               Growth         Common    Templeton    Balance Sheet
                                            Opportunities     Stock      Foreign      Investment
                                   Cash         Fund           Fund       Fund           Fund
                                   ----     -------------  -----------  ----------   -------------
Deductions from net assets
  attributed to:

  Benefits paid to participants     132       (877,600)      (44,440)    (297,010)     (700,438)

  Administration fees                --        (33,141)       (3,972)     (10,292)      (24,542)
                                    ---      ---------       -------    ---------     ---------

     Total deductions               132       (910,741)      (48,412)    (307,302)     (724,980)
                                    ---      ---------       -------    ---------     ---------

Net increase (decrease)
  before interfund transfers        (92)      1,730,318       142,696      (9,793)      (53,974)

Interfund transfers, net            138        (155,360)      191,146    (475,801)     (441,987)
                                    ---       ---------       -------   ---------     ---------

Net increase (decrease)
  after interfund transfers          46       1,574,958       333,842    (485,594)     (495,961)
                                    ---       ---------       -------   ---------     ---------

Net assets available
  for benefits, end of year        $ 46       7,979,303       946,473   1,805,632     4,497,545
                                    ===       =========       =======   =========     =========
Table continued on next page

                                    10                       (Continued)

                                       KIRBY 401(k) PLAN

                               Notes to Financial Statements
                                     (Modified Cash Basis)

                                 December 31, 1998 and 1997

                                  Franklin     Chase
                                    U.S.        Bank
                                 Government    Money     Janus
                                 Securities   Market    Balanced     Loan
                                    Fund       Fund       Fund       Fund       Total
                                 ----------  ---------  ---------  ---------  ----------
Net assets available for
  benefits, beginning of year    2,442,916   4,849,906  4,006,555  2,161,754  27,762,839

Contributions from participants    297,283     671,807    567,216         --   3,289,061

Contributions from employers       106,143     271,085    206,917         --   1,205,442

Rollover contributions                  --      48,106     73,161         --     187,309

Interest and dividend income       188,534     254,767    140,383    178,303   1,431,581

Net unrealized gain (loss)
  in fair value of investments        (946)         --  1,008,909         --   1,487,760

Net realized gain (loss)
  from disposition of investments   (2,908)         --    160,632         --     326,418

Other income                            --        (947)        --         --     183,689

Other activity                     (26,160)    (85,025)   (66,171)   319,713          --
                                 ---------   ---------  ---------  ---------  ----------

     Total additions               561,946   1,159,793  2,091,047    498,016   8,111,260
                                 ---------   ---------  ---------  ---------  ----------
Deductions from net
 assets attributed to:

   Benefits paid to participants  (360,351) (1,026,646)  (783,296)  (334,706) (4,424,355)

   Administration fees             (11,205)     (6,686)   (20,538)        --    (110,376)
                                  --------  ----------   --------  ---------  ----------

     Total deductions             (371,556) (1,033,332)  (803,834)  (334,706) (4,534,731)

Table continued on next page

                                  11                      (Continued)

                                       KIRBY 401(k) PLAN

                               Notes to Financial Statements
                                     (Modified Cash Basis)

                                 December 31, 1998 and 1997

                                Franklin       Chase
                                  U.S.         Bank
                               Government      Money       Janus
                               Securities      Market     Balanced     Loan
                                  Fund          Fund        Fund       Fund       Total
                               ----------    ---------   ---------  ---------  ----------
Net increase (decrease)
   before interfund transfers    190,390       126,461   1,287,213    163,310   3,576,529

Interfund transfers, net          81,001       489,077     311,786         --          --
                               ---------     ---------   ---------  ---------  ----------

Net increase (decrease)
  after interfund transfers      271,391       615,538   1,598,999    163,310   3,576,529
                               ---------     ---------   ---------   --------  ----------

Net assets available for
   benefits, end of year       2,714,307     5,465,444   5,605,554   2,325,064 31,339,368
                               =========     =========   =========   ========= ==========

                                            12                      (Continued)

                           KIRBY 401(k) PLAN

                     Notes to Financial Statements
                         (Modified Cash Basis)

                      December 31, 1998 and 1997

(4)  Related Party Transactions

     Certain plan investments are shares of Kirby Corporation common stock and mutual funds managed by Chase Bank of Texas. Kirby is the plan sponsor and Chase Bank of Texas is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(5)  Federal Income Taxes

     The Plan obtained its latest determination letter on December 30, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 1998. The Company intends that the Plan and its related trust continue to so qualify.

     A participant is not taxed on employer contributions when made; instead, taxation is deferred until the amount credited to the participant's account is distributed or made available to him or, in the event of the participant's death, to a beneficiary or an estate. Amounts distributed or made available to employees or their beneficiaries, in excess of their contributions, are taxable according to the provisions of the Internal Revenue Code.

(6)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                        December 31,
                                                 -------------------------
                                                     1998          1997
                                                 -----------   -----------
Net assets available for benefits per
  the financial statements                       $31,339,368   $27,762,839
Amounts allocated to withdrawing participants         30,025            --
                                                  ----------    ----------
      Net  assets available for  benefits
             per the Form 5500                   $31,309,343   $27,762,839
                                                  ==========    ==========

                                    13                      (Continued)


                                KIRBY 401(k) PLAN

                               Notes to Financial Statements
                                     (Modified Cash Basis)

                                 December 31, 1998 and 1997

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                            Years ended
                                                            December 31,
                                                       -----------------------
                                                          1998         1997
                                                       ----------   ----------
Benefits paid to participants per the
  financial statements                                 $4,424,355   $2,331,780
Add: Amounts allocated to withdrawing participants
  at December 31 (current year)                            30,025           --
Less: Amounts allocated to withdrawing participants
  at December 31 (prior year)                                  --           --
                                                        ---------    ---------
       Benefits paid to participants per Form 5500     $4,454,380   $2,331,780
                                                        =========    =========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                             Schedule 1

                                        KIRBY 401(k) PLAN

         Item 27a - Schedule of Assets Held for Investment Purposes
                                     (Modified Cash Basis)

                                        December 31, 1998

 Identity of issue,
borrower, lessor or            Description of                             Current
   Similar party                   asset                     Cost          Value
--------------------      ------------------------        -----------   -----------
Common Trust Fund:

  Chase Bank N.A.         Chase Bank Money Market Fund    $ 5,465,444   $ 5,465,444
                                                           ==========    ==========
Mutual Funds:

  Fidelity                Fidelity Advisor Growth
                            Opportunities Fund            $ 5,957,601   $ 7,979,303

  Templeton               Templeton Foreign Fund            2,092,296     1,805,632

  Franklin                Franklin Balance Sheet
                            Investment Fund                 4,258,031     4,497,545

  Franklin                Franklin U.S. Government
                            Securities Fund                 2,689,953     2,714,307

  Janus                   Janus Balanced Fund               4,495,051     5,605,554
                                                           ----------    ----------

     Total mutual funds                                   $19,492,932   $22,602,341
                                                           ==========    ==========

Common stock:

  Kirby Corporation       Kirby Corporation Common Stock  $   938,776   $   946,473
                                                           ==========    ==========
Participant loans - with interest rates
  ranging from 7% to 10% and having maturities of
  one to five years                                       $ 2,325,064   $ 2,325,064
                                                           ==========    ==========

Chase Bank N.A. and Kirby Corporation represent parties in interest to the Plan.

See accompanying independent auditors' report.

                                                             Schedule 2

                                        KIRBY 401(k) PLAN

                Item 27 (d) - Schedule of Reportable Transactions

                          For the year ended December 31, 1998

                                                             Number of     Purchase     Selling
  Identity of issuer          Description of assets         transactions     price       price
---------------------------   ----------------------        ------------   ---------   ----------
SINGLE TRANSACTIONS:          None

SERIES TRANSACTIONS:

Chase Bank of Texas, N.A.     Fidelity Advisor Growth
                                Opportunities Fund             145         2,428,004           --

Chase Bank of Texas, N.A.     Fidelity Advisor Growth
                                Opportunities Fund             142                --    2,079,965

Chase Bank of Texas, N.A.     Franklin Balance Sheet
                                Investment Fund                123         1,733,949           --

Chase Bank of Texas, N.A.     Franklin Balance Sheet
                                Investment Fund                147                --    1,954,205

Chase Bank of Texas, N.A.     Janus Balanced Fund              141         2,037,411           --

Chase Bank of Texas, N.A.     Janus Balanced Fund              144                --    1,611,468

Chase Bank of Texas, N.A.     Chase Bank Money Market Fund     129         5,084,272           --

Chase Bank of Texas, N.A.     Chase Bank Money Market Fund     178                --    4,469,398

Table continued on next page

                                  16                      (Continued)

                                        KIRBY 401(k) PLAN

       Item 27 (d) - Schedule of Reportable Transactions (Continued)

                          For the year ended December 31, 1998

                                                                          Value of
                                                                          asset on
                                                          Cost          transaction
Identity of issuer         Description of assets          asset             date      Net gain
-------------------        ----------------------------   ---------     -----------   --------
SINGLE TRANSACTIONS:       None

SERIES TRANSACTIONS:

Chase Bank of Texas, N.A.  Fidelity Advisor Growth
                             Opportunities Fund           2,428,004            --           --

Chase Bank of Texas, N.A.  Fidelity Advisor Growth
                             Opportunities Fund                  --     1,689,494      390,471

Chase Bank of Texas, N.A.  Franklin Balance Sheet
                             Investment Fund              1,733,949            --           --

Chase Bank of Texas, N.A.  Franklin Balance Sheet
                             Investment Fund                     --     1,759,217      194,988

Chase Bank of Texas, N.A.  Janus Balanced Fund            2,037,411            --           --

Chase Bank of Texas, N.A.  Janus Balanced Fund                   --     1,475,398      136,070

Chase Bank of Texas, N.A.  Chase Bank Money Market Fund   5,084,272            --           --

Chase Bank of Texas, N.A.  Chase Bank Money Market Fund          --     4,469,398           --

Note:  The   above   transactions   represent   "reportable
       transactions" as defined in Section 2520.103-6 of ERISA.
       Chase Bank of Texas, N.A. represents a party in interest to the Plan.

See accompanying independent auditors' report.

                              SIGNATURES


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Kirby CORPORATION
                              (Registrant)



                              /s/ G. Stephen Holcomb
                              -----------------------------
                              G. Stephen Holcomb
                              Vice President and Controller

June 30, 1999